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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company Of America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf To Bay Blvd
(No. and Street)

Clearwater	FL	33759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert F. DiMarco, C.P.A. PA
(Name – *if individual, state last, first, middle name*)

3444 East Lake Road Suite 412	Palm Harbor	FL	34685
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jed E. Bandes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company Of America Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK S. ZIGAREVICH
MY COMMISSION # DD 831429
EXPIRES: November 2, 2012
Bonded Thru Budget Notary Services

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY
OF AMERICA SECURITIES INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

TABLE OF CONTENTS

Robert F. DiMarco, C.P.A.

Member:
American Institute of
Certified Public Accountants

3444 East Lake Road, Suite 412
East Lake Woodlands Executive Center
Palm Harbor, Florida 34685
Phone: (727) 787-5290
Fax: (727) 786-3785

Member:
Florida Institute of
Certified Public Accountants

February 16, 2009

Board of Directors
Mutual Trust Company of America Securities, Inc
Clearwater, FL

We have audited the accompanying Balance Sheet of Mutual Trust Company of America Securities as of December 31, 2008 and the related statements of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities as of December 31, 2008 and the results of its operations, retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles

Out audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MUTUAL TRUST COMPANY OF AMERICA
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS

CURRENT ASSETS				
CASH & EQUIVALENTS	$	482,906		
DEPOSITS WITH CLEARING ORGANIZATIOI	$	107,942		
COMMISSIONS RECEIVABLE	$	8,643		
OTHER RECEIVABLE	$	50,000		
PREPAID EXPENSES	$	20,000		
TOTAL CURRENT ASSETS			**$**	**669,491**
FIXED ASSETS				
OFFICE EQUIPMENT	$	2,014		
LESS: ACCUMULATED DEPRECIATION	$	(603)		
			$	**1,411**
TOTAL ASSETS			**$**	**670,902**

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		**31-Dec-08**
COMMISSION INCOME	$	2,440,089
INTEREST/DIVIDEND INCOME	$	8,981
TOTAL REVENUES	**$**	**2,449,070**
COST OF SALES		
MANAGEMENT COSTS	$	122,361
BROKER COMMISSIONS	$	1,361,458
TOTAL COST OF SALES	**$**	**1,483,819**
GROSS MARGIN	**$**	**965,251**
OPERATING EXPENSES		
ACCOUNTING & LEGAL	$	19,837
BANK FEES	$	80
DUES & SUBSCRIPTIONS	$	11,873
DEPRECIATION	$	402
INTEREST EXPENSE	$	13
INSURANCE	$	42,708
LICENSES, PERMITS & TAXES	$	995
OFFICE EXPENSE	$	590
TOTAL OPERATING EXPENSES	**$**	**76,498**
NET INCOME ($888.75 per share)	**$**	**888,753**

MUTUAL TRUST COMPANY OF AMERICA
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2008

LIABILITIES & SHAREHOLDERS EQUITY

CURRENT LIABILITIES				
COMMISSIONS PAYABLE	$	45,879		
TOTAL CURRENT LIABILITIES			$	45,879
LONG TERM LIABILITIES	$	-		
TOTAL LONG TERM LIABILITIES			$	-
TOTAL LIABILITIES			$	45,879
SHAREHOLDER'S EQUITY				
COMMON STOCK $1 par value, 1,000 shares authorized, issued and outstanding	$	1,000		
ADDITIONAL PAID IN CAPITAL	$	177,733		
RETAINED EARNINGS (NET)	$	446,290		
TOTAL SHAREHOLDER'S EQUITY			$	625,023
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY			$	670,902

See Notes to Financial Statements

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF RETAINED EARNINGS
AND SHAREHOLDER'S EQUITY
DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
BALANCES - JAN 1, 2008	1,000	$ 177,733	$ 257,537
NET INCOME ($888.75 per share)			$ 888,753
DISTRIBUTIONS TO SHAREHOLDERS		$ -	$ (700,000)
BALANCES - DEC 31, 2008	1,000	$ 177,733	$ 446,290

See Notes to Financial Statements

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

		31-Dec-08
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$	888,753
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED IN OPERATIONS:		
DEPRECIATION	$	402
DECREASE IN COMMISSIONS RECEIVABLE	$	66,883
INCREASE IN DEPOSITS AT CLEARING ORG	$	(1,164)
INCREASE IN PREPAID EXPENSES	$	(50)
INCREASE IN OTHER RECEIVABLE	$	(50,000)
DECREASE IN COMMISSIONS PAYABLE	$	(1,565)
NET CASH PROVIDED BY OPERATIONS	**$**	**903,259**
CASH FLOWS FROM INVESTING ACTIVITIES		
PURCHASE OF FIXED ASSETS	$	-
NET CASH USED BY INVESTING ACTIVITIES	**$**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
INCREASE IN ADDITIONAL PAID IN CAPITAL	$	-
NET SHAREHOLDER DISTRIBUTIONS	$	(700,000)
NET USED BY FINANCING ACTIVITIES	**$**	**(700,000)**
NET INCREASE IN CASH	**$**	**203,259**
CASH - AT DECEMBER 31, 2007	**$**	**279,647**
CASH - AT DECEMBER 31, 2008	**$**	**482,906**

See Notes to Financial Statements

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1
December 31, 2008

Computation of Net Capital:

Total Stockholder's Equity and qualified for Net Capital		$ 625,023
Deductions for Disallowed Assets:		
Prepaid Expenses	$ 20,000	
		(20,000)
Net Capital before haircuts		$ 605,023
Haircuts on securities		0
Net Capital		

Computation of Basic Net Capital Requirement

Net Capital Requirements (6 2/3% of aggregate indebtedness)	$ 3,060 (a)
Minimum dollar net capital requirement	$ 50,000 (b)
Net Capital Requirement (greater of (a) or (b) above)	$ 50,000
Excess net capital (net capital less required capital)	$ 555,023

Computation of debt to debt/equity total:

Total aggregate indebtedness	$ 45,879
Percent of aggregate indebtedness to net capital	7.3%
Percent of debt to debt-equity total computed in accordance with 15c3-1d	N/A

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

Summary of Significant Accounting Policies

A. Organization and Nature of Business

The Company was incorporated under the laws of the State of Florida on June 23, 1980 and conducts business in Clearwater, FL. The Company has elected to be treated as an S Corporation by the Internal Revenue Service for income tax purposes. The Company is a registered broker/dealer engaged in the business of selling securities including stocks, bonds and other marketable securities.

B. Income

The Company generates income in the form of commissions earned on security sales. Income is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset.

C. Expenses

The Company's expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is maintained as a current liability in accounts payable. Accounts payable at the end of the audit period were $45,879. Direct costs include commissions paid to brokers and management fees.

D. Income Taxes

The Company is organized under the laws of Florida and has elected to be taxed as an S-Corporation. Therefore, no liability for income taxes for the corporation exists as profits and/or losses are passed through to the shareholders.

E. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could and usually do differ from those estimates

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC

Summary of Significant Accounting Policies - Cont'd

F. Net Capital Requirements

As a member of the NASD, the Company is subject to the capital rules of the Securities Exchange Act of 1934, which prohibit a firm fro engaging in any securities transaction whenever its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the rules. Furthermore, as a dealer that does not generally carry customer accounts, the Company is required to maintain net capital of not less than $50,000. As of December 31, 2007, the aggregate indebtedness and net capital were $ 45,879 and $ 625,023 respectively, a ratio of 7.3%.

G. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the useful life of each asset. Allowable accelerated depreciation methods and Section 179 expense may be employed for income tax purposes.

H. Subordinated Liabilities

The Company has no subordinated liabilities as of December 31, 2008.

I. Related Party Transactions

The company paid $122,361 during the audit period to affiliated companies for management fees. The Company has cleared all related party receivables and payables during the year.

J. Income/(loss) per share

The income per share ($888.75) is based on the weighted average number of shares outstanding (1000). As this is a small closely held corporations with no intentions of bringing in additional shareholders, the earnings per share are consolidated with the statement of operations and fully diluted income per share amounts are not presented.

Robert F. DiMarco, C.P.A.

Member:
American Institute of
Certified Public Accountants

3444 East Lake Road, Suite 412
East Lake Woodlands Executive Center
Palm Harbor, Florida 34685
Phone: (727) 787-5290
Fax: (727) 786-3785

Member:
Florida Institute of
Certified Public Accountants

February 16, 2009

Board of Directors
Mutual Trust Company of America Securities, Inc
Clearwater, FL

We have audited the financial statements of Mutual Trust Company of America Securities, Inc. as of and for the year ended December 31, 2008 and have issued our report thereon dated February 16, 2009. In planning and performing our audit, we considered the Company's internal control structure in order to determine auditing procedures necessary to express an opinion on the company's financial statements taken as a whole and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have mad e a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. The Company is exempt from the provisions of rule 15c3-3 and accordingly, we did not review this area.

Management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded from against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

We performed tests of controls to evaluate the effectiveness of the design and operation of internal control structure and its operation that we considered to be reportable conditions under the standards established by the American Institute of Certified Public Accountants. Reportable conditions involved matters coming to our attention relating to significant deficiencies in the design or operation of internal control structure that, in our judgement, could adversely affect the company's ability to operate in compliance with the Securities Exchange Act of 1934 or any other applicable laws and regulations.

A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that noncompliance with laws and regulations, that would be material in relation to the financial statements, may occur and not be detected within a timely manner by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that there are no material weaknesses in the internal control and the Company's practices and procedures were adequate as of December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than those specified parties.

Robert F. DiMarco
Certified Public Accountant

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

Reconciliation Pursuant to Rule 17a-5 (d) (4)

A reconciliation of the differences between to computation of the net capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Form K-17A-5 Part IIA filing as of December 31, 2008 is as follows:

Net Capital (per Form X-17 A-5 Part IIA)	$617,822
Add:	
Audit Adjustments (net)	7,201
Net Capital Per Audit Report	$ 625,023

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC

Computation for Determination of Reserve Requirements

The company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k) (2) (i) of Rule 15-c3-3.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.

Information relating to the Possession or Control Requirements

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they as exempt pursuant to subparagraph (k) (2) (i) of Rule 15c3-3.

END